Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Spirit Apps, Inc.
10120 south eastern ave #200
Henderson, NV 89130
www.cheerlife.co

Up to $1,070,000.00 in Class A Common Stock at $0.31
Minimum Target Amount: $9,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Spirit Apps, Inc.
Address: 10120 south eastern ave #200, Henderson, NV 89130
State of Incorporation: DE
Date Incorporated: June 09, 2016

Terms:

Equity

Offering Minimum: $9,999.98 | 32,258 shares of Class A Common Stock
Offering Maximum: $1,070,000.00 | 3,451,613 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.31
Minimum Investment Amount (per investor): $249.60

Maximum subject to adjustment for bonus shares. See Bonuses below

Early Bird Investment Bonuses

Invest **$1,000+** within the first 48 Hours and receive 20% Bonus Shares

Invest **$1,000+** within the first 30 Days and receive 10% Bonus Shares

Perks*

Invest **$2,500+** and receive a CheerLife T shirt and an Owner Certificate (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for a year.

Invest **$5,000+** and receive all lower tiers plus (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for three years in addition to a virtual meet and greet with our team at CheerLife.

Invest **$10,000+** and receive all lower tiers plus (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for life in addition to a virtual meet and greet with our team at CheerLife.

All perks occur after the offering is completed. "Applicable" refers to if you have a gym, program, or team that you would like to offer a custom app membership for. This could be for a sibling, relative, your own facility, a business, etc.

The 10% Bonus for StartEngine Shareholders

The Spirit Apps, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class A Common Stock at $0.32 / share, you will receive 1,100 Class A Common Stock shares, meaning you'll own 1,100 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

CheerLife is a social community for cheerleaders.

We challenge athletes to track actions and compete with cheerleaders around the world and reward them with prizes and giveaways for sharing their progress and journey.

We give teams and gyms their own private app so they can streamline communication, manage schedules, run challenges and create fundraisers, all in one place, from the palm of your hand.

Our mobile app is the central hub for everything related to cheer; industry news, trends, upcoming events, and a simple way to follow your favorite brands!

Competitors and Industry

GroupMe - a free communication platform, but does not provide an engagement platform. Band - a mini group app, but also just provides a closed feed wall and communication tools. The industry is a hyper-focused community and there is a large gap in the current market for a mobile solution that recognizes and engages with the consumer. With a mobile solution, we can provide a tool that allows programs and brands to engage with consumers in a fun way. We believe no company has dedicated the time and know how to create a solution specifically tailored for the Cheerleading industry.

Current Stage and Roadmap

CheerLife has produced some incredible results in just 2 short years. As of March 2019, we have just over 22,000 downloads. Our engagement with our users is 5x higher than the industry average and we have users in over 38 countries. We're looking to help more gyms and teams take advantage of our platform to grow their businesses and reward their athletes and users for challenging and competing with users worldwide.

The Team

Officers and Directors

Name: Kyle McCarthy

Kyle McCarthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: June 09, 2016 - Present
  Responsibilities: The president is tasked with providing strong leadership for the company by working with the board and other executives to establish short and long-term goals, plans and strategies. They are responsible for presiding over the entire workforce and make sure resources are allocated properly. the president manages the daily operations of the company and oversees all active departments including sales, marketing, account management, customer support, training and education, and content strategy.

- **Position:** Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: Company directors are elected or appointed to manage a company's business and affairs. A director's duties can include: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies

Other business experience in the past three years:

- **Employer:** I.E.-Pacific, Inc.
  Title: Project Engineer
  Dates of Service: June 01, 2012 - September 01, 2017
  Responsibilities: To manage and oversee design-build construction projects ranging in contract value of $1M-$18M.

Name: Dean Grey

Dean Grey's current primary role is with CEO of Skylab Apps. Dean Grey currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: June 09, 2016 - Present
  Responsibilities: Developing the company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely.

Evaluating and implementing new systems and infrastructure.

- **Position:** Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: Company directors are elected or appointed to manage a company's business and affairs. A director's duties can include: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies

Name: Alex McCarthy

Alex McCarthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 09, 2016 - Present
  Responsibilities: The CEO is responsible for communicating, on behalf of the *company*, with shareholders, outside entities, and the public. Leading the development of the *company's* short- and long-term strategy. Creating and implementing the *company* or organization's vision and mission. Essnetially, the CEO is responsibile for managing and overseeing the entire company. This includes managing finances, business development, company vision, and strategy.

- **Position:** Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: Company directors are elected or appointed to manage a company's business and affairs. A director's duties can include: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies

Other business experience in the past three years:

- **Employer:** I.E.-Pacific, Inc.
  Title: Project Engineer
  Dates of Service: June 01, 2014 - July 01, 2017
  Responsibilities: To manage and oversee design-build construction projects ranging in contract value of $1M-$18M.

Name: Jeremy Wong

Jeremy Wong's current primary role is with President of Strategic Alliances of Skylab Apps. Jeremy Wong currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: June 09, 2016 - Present
  Responsibilities: an executive elected by a company's board of directors that is responsible for presiding over board or committee meetings. The chairman ensures that meetings run smoothly and remain orderly, and works at achieving a consensus in board decisions.

- **Position:** Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: Company directors are elected or appointed to manage a company's business and affairs. A director's duties can include: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any type of security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock A that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Cheerlife officially launches January 2019 after a year of beta testing/development. Our expectation is to grow the company and user base and turn our revenue model on in Q3 of 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do. Cheerlife has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cheerlife or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cheerlife could harm our reputation and materially negatively impact our financial condition and business.

Scale

The Company may never succeed in scaling to the mass industry due to issues with tech or success in the market to scale with long-term users.

Competitors

Other app companies such as Facebook and Instagram may try and get into the market and offer a like product.

The Industry

The cheer industry can be unpredictable and we may hit bumps in the road along the way.

International Market

The international market may be more difficult to attract than initially projected.

Growth pertaining to Olympics

The introduction to Olympics may not equate to as much growth and expenditure in the industry as we intend it to.

Officers

Dean Grey is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Small Management Team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeremy Wong	5,000,000	Class F Common Stock	24.82
Dean Grey	5,000,000	Class F Common Stock	24.82
Alex McCarthy	5,000,000	Class F Common Stock	24.82
Kyle McCarthy	5,000,000	Class F Common Stock	24.82

The Company's Securities

The Company has authorized Class A Common Stock, Class F Common Stock , Convertible Notes 2017, Convertible Notes 2018, and Convertible Notes 2019. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,451,613 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 4,205,663 outstanding.

Voting Rights

One vote for one share

Material Rights

ARTICLE V.

The rights, privileges, preferences and restrictions of the Class F Common Stock and Class A Common Stock are as follows:

I. Dividends. The holders of the Class F Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors: provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights fo acquire shares of

Class A Common Stock, as the case may be.

2. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class F Common Stock and the holders of Class A Common Stock shall be entitled to share equally on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

3. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class A Common Stock shall at all times vote together as one class on all matters {including the election of directors} submitted to a vote or for fhe consent of the stockholders of the Corporation. Each holder of shares of Class F Common Stock shall be entitled to fifty (50} votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to o vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one {i} vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted fo a vote or for the consent of the stockholders of the Corporation.

4. Amendments and Changes. As long as any shares of Class F Common Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided bylaw} of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

A. amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation {including pursuant to a merger} if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

B. increase or decrease the authorized number of shares of Class F Common Stock:

C. authorize or create {by reclassification, merger of otherwise) or issue or obligate itself fo issue any new class or series of equity security {including any security convertible into or exercisable for any equity security) having tights, preferences or privileges with respect fo dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally:

D. enter into a Liquidation Event {as defined below);

E. increase the size of the Board of Directors;

F. declare or pay any dividend or other distribution to the stockholders of the Corporation; or

G. amend this Section 4.

For purposes hereof, a "Liquidation Event" shall mean any of the following: {i} the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party {including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes} other than a transaction or series of related transactions in which the hoiders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately ofter such transaction or series of related transactions as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity {or if the Corporation or such other surviving or resulting entity is a wholly- owned subsidiary Immediately following such acquisition, its parent}; {ii} a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or {iii} any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

Class F Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

Each holder of Class F Common Stock shall be entitled to 50 votes per share held as of the applicable date on any matter that is submitted to a vote.

Material Rights

ARTICLE V.

The fights, privileges, preferences and restrictions of the Class F Common Stock and Class A Common Stock are as follows:

I. Dividends. The holders of the Class F Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis. when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors: provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights fo acquire shares of

Class A Common Stock, as the case may he.

2. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class F Common Stock and the holders of Class A Common Stock shall be entitled to shore equally. on a per share basis, in ail assets of the Corporation of whatever kind available for distribution to the

holders of Common Stock.

3. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class A Common Stock shall at all times vote together as one class on ail matters {including the election of directors} submitted to a vote or for fhe consent of the stockholders of the Corporation. Each holder of shares of Class F Common Stock shall be entitled to fifty (50} votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to o vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one {i} vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted fo a vote or for the consent of the stockholders of the Corporation.

4. Amendments and Changes. As long as any shares of Class F Common Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided bylaw} of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

A. amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation {including pursuant to a merger} if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

B. increase or decrease the authorized number of shares of Class F Common Stock:

C. authorize or create {by reclassification, merger of otherwise) or issue or obligate itself fo issue any new class or series of equity security {including any security convertible into or exercisable for any equity security) having tights, preferences or privileges with respect fo dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally:

D. enter into a Liquidation Event {as defined below);

E. increase the size of the Board of Directors;

F. declare or pay any dividend or other distribution to the stockholders of the Corporation; or

G. amend this Section 4.

For purposes hereof, a “Liquidation Event” shall mean any of the following: {i} the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party {including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes} other than a transaction or series of related transactions in which the hoiders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately ofter such transaction or series of related

transactions. as a result of shares in the Corporation held by such holders prior fo such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity {or if the Corporation or such other surviving or resulting entity is a wholly- owned subsidiary Immediately following such acquisition, its parent}; {ii} a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or {iii} any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

Convertible Notes 2017

The security will convert into Equity and the terms of the Convertible Notes 2017 are outlined below:

Amount outstanding: $170,000.00
Maturity Date: December 31, 2019
Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $500,000

Material Rights

(12) total convertible notes in the year 2017 with the following maturity dates:

Convertible Note $25,000 - Matures 7/1/2019

Convertible Note $10,000 - Matures 8/1/2019

Convertible Note $25,000 - Matures 8/23/2019

Convertible Note $25,000 - Matures 8/23/2019

Convertible Note $25,000 - Matures 8/18/2019

Convertible Note $10,000 - Matures 7/14/2019

Convertible Note $10,000 - Matures 7/14/2019

Convertible Note $10,000 - Matures 7/14/2019

Convertible Note $10,000 - Matures 7/14/2019

Convertible Note $10,000 - Matures 7/14/2019

Convertible Note $5,000 - Matures 7/14/2019

Convertible Note $5,000 - Matures 7/14/2019

Automatic Conversion Upon Qualified Financing. In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) the per share price paid by the Investors, or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming the full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

Optional Conversion Upon Change of Control. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined in Section 3(f)) prior to the conversion of this Note, Holder may elect, in Holder's sole discretion and in any case in full satisfaction of the Company's obligations under this Note, to either: (i) require the Company to pay the Holder in cash an aggregate amount equal to the then-outstanding principal amount of this Note, together with all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of Class A Common Stock at a conversion price per share equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to such Change of Control (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). The Company will give Holder at least twenty (20) days' prior written notice of the anticipated closing date of such Change of Control, and Holder shall provide written notice of its election under this Section 3(b) no later than ten (10) days' prior to such anticipated closing date.

Optional Conversion Upon Election of Holder. At any time prior to the Maturity Date, and provided the Note has not previously been converted pursuant to Section 3(a) or Section 3(b) above, Holder may elect by written notice to the Company to convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of the Company's Class A Common Stock at a conversion price per share equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the date of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

Automatic Conversion Upon Maturity Date. In the event this Note has not previously been converted prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall automatically convert into shares of Class A Common Stock of the Company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

Convertible Notes 2018

The security will convert into Equirt and the terms of the Convertible Notes 2018 are outlined below:

Amount outstanding: $112,000.00
Maturity Date: December 31, 2020
Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $500,000

Material Rights

(9) total convertible notes in the year 2018 with the following maturity dates:

Convertible Note $25,000 - matures 1/19/2020

Convertible Note $12,500 - matures 1/19/2020

Convertible Note $12,500 - matures 1/19/2020

Convertible Note $50,000 - matures 5/29/2020

Convertible Note $5,000 - matures 8/22/2020

Convertible Note $5,000 - matures 8/22/2020

Convertible Note $500 - matures 9/21/2020

Convertible Note $1,000 - matures 9/21/2020

Convertible Note $500 - matures 9/21/2020

Automatic Conversion Upon Qualified Financing. In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) the per share price paid by the Investors, or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming the full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

Optional Conversion Upon Change of Control. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined in Section 3(f)) prior to the conversion of this Note, Holder may elect, in Holder's sole discretion and in any case in full satisfaction of the Company's obligations under this Note, to either: (i) require the Company to pay the Holder in cash an aggregate amount equal to the then-outstanding principal amount of this Note, together with all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of Class A Common Stock at a conversion price per share equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to such Change of Control (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). The Company will give Holder at least twenty (20) days' prior written notice of the anticipated closing date of such Change of Control, and Holder shall provide written notice of its election under this Section 3(b) no later than ten (10) days' prior to such anticipated closing date.

Optional Conversion Upon Election of Holder. At any time prior to the Maturity Date, and provided the Note has not previously been converted pursuant to Section 3(a) or Section 3(b) above, Holder may elect by written notice to the Company to convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of the Company's Class A Common Stock at a conversion price per share equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the date of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

Automatic Conversion Upon Maturity Date. In the event this Note has not previously been converted prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall automatically convert into shares of Class A Common Stock of the Company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

Convertible Notes 2019

The security will convert into Equity and the terms of the Convertible Notes 2019 are outlined below:

Amount outstanding: $46,500.00
Maturity Date: December 31, 2021

Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $500,000

Material Rights

(5) total convertible notes in the year 2019 with the following maturity dates:

Convertible Note $10,000 - matures 1/03/2021

Convertible Note $5,000 - matures 1/04/2021

Convertible Note $2,500 - matures 1/08/2021

Convertible Note $25,000 - matures 1/08/2021

Convertible Note $4,000 - matures 2/01/2021

Automatic Conversion Upon Qualified Financing. In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) the per share price paid by the Investors, or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming the full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

Optional Conversion Upon Change of Control. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined in Section 3(f)) prior to the conversion of this Note, Holder may elect, in Holder's sole discretion and in any case in full satisfaction of the Company's obligations under this Note, to either: (i) require the Company to pay the Holder in cash an aggregate amount equal to the then-outstanding principal amount of this Note, together with all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of Class A Common Stock at a conversion price per share equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to such Change of Control (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). The Company will give Holder at least twenty (20) days' prior written notice of the anticipated closing date of such

Change of Control, and Holder shall provide written notice of its election under this Section 3(b) no later than ten (10) days' prior to such anticipated closing date.

Optional Conversion Upon Election of Holder. At any time prior to the Maturity Date, and provided the Note has not previously been converted pursuant to Section 3(a) or Section 3(b) above, Holder may elect by written notice to the Company to convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of the Company's Class A Common Stock at a conversion price per share equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the date of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

Automatic Conversion Upon Maturity Date. In the event this Note has not previously been converted prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall automatically convert into shares of Class A Common Stock of the Company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to

offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $170,000.00
  Use of proceeds: This money was used to develop the foundation for our CheerLife platform, form a partnership with Skylab Apps, and build out the initial team to put our app into Beta mode.
  Date: August 18, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class F Preferred Stock
  Type of security sold: Equity
  Final amount sold: $170.24
  Number of Securities Sold: 20,000,000
  Use of proceeds: These shares were awarded to the founders of the company at the formation of the company.
  Date: June 09, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $18.71
  Number of Securities Sold: 3,605,663
  Use of proceeds: Class A common stock Shares awarded to key contributors and team members to the company.
  Date: January 11, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note

Final amount sold: $150,000.00
Use of proceeds: This money was used to develop the foundation for our CheerLife platform, form a partnership with Skylab Apps, and build out the initial team to put our app into Beta mode.
Date: July 14, 2016
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $112,000.00
Use of proceeds: This money was used to develop the foundation for our CheerLife platform, form a partnership with Skylab Apps, and build out the initial team to put our app into Beta mode.
Date: September 21, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $46,500.00
Use of proceeds: This money was used to develop the foundation for our CheerLife platform, form a partnership with Skylab Apps, and build out the initial team to put our app into Beta mode.
Date: February 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial condition

As a company, 2017 was focused on building the app, and 2018 was geared towards research and development with the app in beta - testing in a live environment. As a copmany, the product officially launch January 2019, and the revenue model will be turned on in Q3 of 2019 as prepared in the company's business plan and go to market strategy.

2018 - The last year was successful in that we learned a significant amount about our opportunity to provide a solution to gym owners and athletes around the world. With that invested research and development, we have a MUCH clearer vision as to how to drive revenue and provide a strong revenue model for success. As a result, we have improved our sales model and product model giving us new insight to the future and allowing us to enter revenue in Q3 of 2019` which will be explained in the upcoming paragraphs. But we cannot look forward without looking back and learning from our first year of operations.

Projected Revenue Streams:

Our revenue strategy for the platform comes from multiple sources, with the primary source ultimately being through sponsorship and advertising revenue once we have established a significant user-base. By creating a diverse revenue model, we are able to create different buckets for revenue stream to fill in to each individual bucket. Being this is a digital platform the opportunities are endless, and the ability to adapt to industry needs can be made in real-time. As a company - we plan on rolling out our revenue model in Q3 of 2019.

1. Gym Membership Subscription

   1. Gym Membership Subscription: $59.99/month for a gym to receive a custom platform on CheerLife.

2. Revenue Building Gym Subscription

   1. Charge users $4 per month to be in the gym custom app.

   2. Revenue split is 50/50 between CheerLife and gym.

3. Sponsorships & Advertising

   1. Opportunities for brands to target their advertising efforts using reward based gamification on the platform. Users win special prizes by being active on the app.

   2. Charge advertisers for logo and content placement on podiums, channels, badges and push notifications.

   3. Cost varies based on level of brand placement, package deals and total users. Pricing starts at $300 per month.

4. Training Content Purchase

   1. Provide training content for a monthly subscription cost of $4.99.

   2. This purchase will grant access to content produced by the top cheerleading trainers and coaches across the world.

5. CheerLife Marketplace

   1. Create a marketplace where vendors are able to sell cheer products, supplements, clothing, etc.

   2. We will be the go-to market place, accessible on the app for users to go and purchase all their daily fitness and life necessities.

   3. CheerLife will charge a 3% fee and / or a monthly fee to sell other vendors products on our website.

   4. CheerLife will see our own branded product

   5. This is currently in development and will be released in 2019

6. Scheduler

   1. Native built in scheduler that allows bookings of private lessons, classes and events.

   2. Allows for instant booking based on availability preset by instructors or gyms

   3. Automatic payments taken on the platform with CheerLife taking a small percentage transaction fee

Results of operations: Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue for fiscal year 2018 was $3,406. This number does not correlate to our forecasts and projections. This number reflects our beta launch internal testing. CheerLife launched the beta gym membership. this is ONE of many revenue driving features. Programs can sign up and pay for a membership and get access to channels, training, targeted group chat and broadcasts. With that, we turned our payment model on to truly test the environment for research and development of the sales cycle and implementation into the industry. it does NOT reflect expected revenue for the subsequent year.

Expenses

The Company's expenses consist of, among other things, operation costs for salaries and wages primarily for:

marketing and sales , fees for professional services and patents, research and development

$98,203 of this expenses was on salaries and wages for the team to continue development and implementation of the product into the market, along with initiating customer support. The company hired (4) people part-time to help support the companies growth strategy for user acquisition.

Results of operations: Year ended December 31, 2017

Revenue

Revenue for fiscal year 2018 was negligble. The fiscal year was spent designing and developing the product from the ground up.

Expenses

The Company's expenses consist of, among other things, operation costs for development of the product. approximately $215,000 was spent on salaries and wages to develop and create the CheerLife Platform.

Liquidity and capital resources

Since its inception in 2007, the Company has raised $478,500 in equity through convertible notes between 2016-present.

With the net proceeds from this offering, the Company intends to use the proceeds to increase its operational team, marketing efforts, and complete the development of our remaining features of the core business model. See "Use of Proceeds" below. The Company believes that the funds from this round will enable the company to fund operations through 2021. Based on current assumptions, the company expects it expects to reach profitability in 2020.

Historical results and cash flows:

We originally founded our business in 2016 to develop the app and provide a scheduling software for gyms. As we have grown, our ability to capture the market in a much larger way has unfolded, and we have focused our attention on capturing key elements that will drive customer acquisition and user retention through sustained engagement. As we have grown and evolved since that time, we had the following key milestones in the development of our business:
Amassed over 17k users onto the platform.
The United States All Star Federation, USASF, (Cheerleading governing body) is a CheerLife affiliate and posts leadership content on our platform.
There are 2,500+ gyms in the US alone
THere are over 3.3 Million cheerleaders in the U.S.
50+ gyms/programs already using CheerLife
As we have expanded our capabilities, particularly for general user engagement, we have amassed some huge accomplishments as noted above. This is all built around the fact that we have the ability to recognize and reward athletes for their hard work. This is called recognition through a value-reinforcement system and it is the foundation behind our growth in such a short period of time. The end result has been that corporate brands are taking notice of our ability to connect with this demographic. With that, we expect to grow our business in the coming calendar year due to the user growth and key partnerships we have developed as noted above. Although there is no

guarantee that our historical results or cash flows (as described in our financial statements) will develop in the same way as they have in the past few years, we expect generally to grow in the coming years. Nonetheless, it may be years before Investors see a return on their investment if they do at all.

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below: Tech Stability - we have just upgraded our tech to add security to the entire platform. Security - The USASF has just come out with an electronic communication policy to help protect underage athletes. We have mitigated this measure by responding to the electronic communication policy with how we abide by it, but also supersede their electronic policy. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have financed our operations through issuances of convertible debt and utilized that convertible debt to build the platform and test it in a myriad of beta locations. These locations are strategically selected to provide a diverse geographical map in areas with strong cheerleading communities including Texas, California, Australia, Canada, Florida, and Washington. The total amount raised to date has been $478,500 and that has been utilized throughout the last two years. We do have 21.5k pending to close out our personal funding at $500,000 that has to lead to the preparation of this round. We plan on raising a maximum of $1,000,000 to focus on building out our team for implementation and activation into the market at scale. The $478,500 we have raised to date has purely been through friends & family.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of the Start Engine campaign factor into the financial resources of the company as a vital role to company operations. There are limited funds available outside of the campaign, so the funds raised through a successful campaign will be directed towards company operations to allow CheerLife to scale operations and put the company into revenue. The company plans on getting into revenue in the middle of Q3, 2019, and the funds raised in the start engine campaign will help finance that team through that milestone.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company. The funds raised are to build out the operational team and cover operational costs to expand the company. These assets are vital to the success of the company to be able to keep up with demand and the growth we are experiencing. The funds are also to support future development costs. The total amount of capital raised will comprise of the majority of the companies financial assets to support company success.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to survive indefinitely with the minimum amount of capital raised. The company has developed a very agile team that can adapt to all resources. If the minimum amount it raised, the team will maintain existing operational expenses and not build out our team and focus our efforts on implementation. We will be limited with operational resources, but it does not prevent the company from excelling, only slows down the growth opportunity.

If the minimum is met, the company will spend the majority of its funded capital on operation teams with minimal expenses on marketing and sales. With that said, the company will then continue to raise capital through friends and family as well as existing investors who are passionate about the cheerleading industry.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, it is expected that the company will be able to use the funds and transition the company into a net-positive cash flow company. This will allow the CheerLife to expand and incorporate multiple revenue streams into the market.

The expenses associated with our projected operations is that 40% of our raise will go to building out the operational team. Another 30% will go to operational expenses, office space, marketing, and sales. the remaining 30% will go to continuous development implementation. With a full series of funding, the company is confident that these efforts will last longer than (2) years and the company will be well into profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are multiple additional future sources of capital available to our company. We will continue to contemplate future capital raises until the company is profitable or is acquired/purchases. We will continue evalauting that deicsion to ensure the viability and success the company. We will do so by targeting additional raises through friends and family, industry professionals, and passionate affluent families who see the opportunity for the Cheer industry to develop and blossom as a business opportunity in the digital world. We will leverage our resources for additional future capital raises on an as-needed basis.

Indebtedness

- **Creditor:** Convertible Note 2017
  Amount Owed: $170,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2019
  Automatic Conversion Upon Qualified Financing. In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) the per share price paid by the Investors, or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming the full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes. Optional Conversion Upon Change of Control. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined in Section 3(f)) prior to the conversion of this Note, Holder may elect, in Holder's sole discretion and in any case in full satisfaction of the Company's obligations under this Note, to either: (i) require the Company to pay the Holder in cash an aggregate amount equal to the then-outstanding principal amount of this Note, together with all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of Class A Common Stock at a conversion price per share equal to the

quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to such Change of Control (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). The Company will give Holder at least twenty (20) days' prior written notice of the anticipated closing date of such Change of Control, and Holder shall provide written notice of its election under this Section 3(b) no later than ten (10) days' prior to such anticipated closing date. Optional Conversion Upon Election of Holder. At any time prior to the Maturity Date, and provided the Note has not previously been converted pursuant to Section 3(a) or Section 3(b) above, Holder may elect by written notice to the Company to convert the aggregate principal amount of the Note then-outstanding, together with all unpaid accrued interest thereon, into shares of the Company's Class A Common Stock at a conversion price per share equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the date of such election (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). Automatic Conversion Upon Maturity Date. In the event this Note has not previously been converted prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall automatically convert into shares of Class A Common Stock of the Company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of Common Stock of the Company as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). No Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share into which this Note has converted by such fraction. For purposes of this Note: "Change of Control" shall mean, in one transaction or a series of successive, related transactions, (i) the sale, conveyance or other disposition of all or substantially all of the Company's property or business, or (ii) the Company's merger with or into or consolidation with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Company) or the sale or disposition of a majority of the voting securities of the Company; provided, that the term "Change of Control" shall not include (A) a merger of the Company effected exclusively for the purpose of changing the domicile of the Company, (B) an equity financing in which the Company is the surviving corporation, or (C) a transaction in which the shareholders of the Company immediately prior to the transaction own fifty percent (50%) or more of the voting power of the surviving corporation immediately following the transaction in substantially the same proportions as existed immediately prior to the transaction. "Equity Securities" shall mean the Company's Common Stock or Preferred Stock or any securities conferring the right to purchase the Company's Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Stock or Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders. Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 6(c) or 6(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default: The Company fails to pay timely any of the principal and accrued interest amount due under this Note pursuant to a timely election made by Holder under Section 3(b)(i) hereof; The Company shall default in its performance of any covenant under the Agreement or any Note; The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor. Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. Parity with Other Notes. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders. The Holder, by acceptance of this Note, acknowledges that by the operation of this paragraph, the Requisite Holders will have the right and power to diminish or eliminate all rights of such Holder under this Note. Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

- **Creditor:** Alex McCarthy
  Amount Owed: $30,133.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  Alex McCarthy is a member of the Company's management team. The debt may convert into equity under certain pre-defined conditions such as completion of a qualified financing event, change of company control, option of the holder, and maturity date conversion. Under these events the shares may be converted at a price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock at the time.

- **Creditor:** Convertible Note 2018
  Amount Owed: $112,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2020
  Convertible Note $25,000 - matures 1/19/2020 Convertible Note $12,500 - matures 1/19/2020 Convertible Note $12,500 - matures 1/19/2020 Convertible Note $50,000 - matures 5/29/2020 Convertible Note $5,000 - matures 8/22/2020 Convertible Note $5,000 - matures 8/22/2020 Convertible Note $500 - matures 9/21/2020 Convertible Note $1,000 - matures 9/21/2020 Convertible Note $500 - matures 9/21/2020

- **Creditor:** Convertible Note 2019
  Amount Owed: $46,500.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2021
  Convertible Note $10,000 - matures 1/03/2021 Convertible Note $5,000 - matures 1/04/2021 Convertible Note $2,500 - matures 1/08/2021 Convertible Note $25,000 - matures 1/08/2021 Convertible Note $4,000 - matures 2/01/2021

Related Party Transactions

- **Name of Entity:** Alex McCarthy
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company has outstanding debt to due related party Alex McCarthy for $30,133. This debt bears no interest and has no set maturity date. Related Party Loan Payable consists of this debt.
  Material Terms: Alex McCarthy is a member of the Company's management team. The debt may convert into equity under certain pre-defined conditions

such as completion of a qualified financing event, change of company control, option of the holder, and maturity date conversion. Under these events the shares may be converted at a price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock at the time

Valuation

Pre-Money Valuation: $7,503,755.00

Valuation Details:

Our strategic partnership with Skylab has allowed us to create and leverage a $5 million dollar platform very quickly. We raised our initial round of funding of over $450,000 at a $5 million dollar pre-money valuation. Since then, we have grown to over 20,000 users, teamed up with multiple major brands, been downloaded more times than 93% of all apps in history and have built a core team of 9 people with over 15 and counting industry experts and advisors as part of our team. We compared some of our metrics with similar apps who have raised money in the past and the pre-money valuation range has been between $5M-$16M. Taking all things into account, we believe that a 37% increase in valuation from our initial post-money valuation of $7,503,755 is justified by the milestones that we have already achieved.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.98 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  20.0%
  We will incorporate funds raised to help fund a strong marketing campaign to drive user acquisition and brand recognition. we will do this by targeting social media marketing, influencer marketing, and leveraging key partnerships from inside and outside the industry to help penetrate global recognition from a userbase.

- *Company Employment*
  70.0%
  We will use the funds to support company employment for our team. As we scale, our team is growing and these funds will be allocated to bring on new team members to manage engagement campaigns to reward users for actively tracking their actions.

- *Working Capital*

4.0%

we will use a small number of funds to support working capital for resources specific to app growth

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  20.0%
  We will incorporate funds raised to help fund a strong marketing campaign in addition to a full marketing/advertising/PR team to drive user acquisition and brand recognition. With full funding, we will be able to target larger amounts of press and social media marketing with a full outsourced team that is specialized in Cheerleading. We will also leverage social media marketing, influencer marketing, and key partnerships for market penetration and establish strong relationships/validity form our user base.

- *Research & Development*
  14.0%
  Utilizing capital for research and development for integration into the industry.

- *Company Employment*
  50.0%
  We will use the funds to support company employment for our team. As we scale, our team is growing and these funds will be allocated to bring on new team members to manage engagement campaigns, user engagement, social media, marketing & advertising, sales, and customer support.

- *Working Capital*
  5.0%
  Funds will be used for working capital to support day to day operations and office space.

- *Operations*
  5.0%
  Funds will be used for operational expenses directly related to day to day operations for the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cheerlife.co (https://cheerlife.co/pages/annual-report).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cheerlife

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Spirit Apps, Inc.

[See attached]

THE SPIRIT APPS DBA CHEERLIFE

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

January 21, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Spirit Apps DBA Cheerlife
Las Vegas, NV

We have reviewed the accompanying financial statements of The Spirit Apps (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 21, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE SPIRIT APPS DBA CHEERLIFE
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 1,285	$ 15,690
Pre-Paid Expenses	60,763	55,004
TOTAL CURRENT ASSETS	62,048	70,694
TOTAL ASSETS	62,048	70,694

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	118,194	-
TOTAL CURRENT LIABILITIES	118,194	-
NON-CURRENT LIABILITIES		
Convertible Notes Payable	115,029	336,783
Related Party Loan Payable	30,133	30,133
TOTAL LIABILITIES	145,162	366,916
SHAREHOLDERS' EQUITY		
Common Stock (30,000,000 authorized; 20,495,000 issued and outstanding; .00001 par value)	205	190
Additional Paid-In-Capital	231,018	-
Retained Earnings (Deficit)	(432,530)	(296,411)
TOTAL SHAREHOLDERS' EQUITY	(201,308)	(296,221)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 62,048	$ 70,694

THE SPIRIT APPS DBA CHEERLIFE
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

		2018	2017
Operating Income			
Sales, Net	$	3,406	10
Gross Profit		3,406	10
Operating Expense			
Salaries & Wages		98,203	215,516
General & Adminstrative		14,871	32,746
Selling & Marketing		5,044	14,464
Legal & Professional		4,550	15,486
		122,668	278,211
Net Income from Operations		(119,262)	(278,201)
Other Income (Expense)			
Taxes		(400)	(1,596)
Interest Expense		(16,456)	(16,783)
Miscellaneous Income		-	167
Net Income	$	(136,118) $	(296,412)

THE SPIRIT APPS DBA CHEERLIFE
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (136,118)	$ (296,412)
Change in Pre-Paid Expenses	(5,759)	(55,004)
Change in Accounts Payble	118,194	-
Net Cash Flows From Operating Activities	(23,683)	(351,416)
Cash Flows From Financing Activities		
Change in Convertible Note	(221,754)	126,803
Change in Common Stock	15	190
Change in Officer Loan Payable	-	20,133
Change in Additional Paid-In-Capital	231,018	-
Net Cash Flows From Investing Activities	9,279	147,126
Cash at Beginning of Period	15,690	219,980
Net Increase (Decrease) In Cash	(14,404)	(204,290)
Cash at End of Period	$ 1,285	$ 15,690

THE SPIRIT APPS DBA CHEERLIFE
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018		2017
Beginning Balance	$ (296,221)	$	-
Issuance of Common stock	15		190
Additional Paid-In-Capital	231,018		-
Net Income (Loss)	(136,118)		(296,412)
Ending Balance	(201,308)		(296,221)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Spirit Apps, Inc. ("the Company") is a corporation organized under the laws of the state of Delaware. The Company is a mobile app developer that is creating a social networking platform for cheerleaders, cheer coaches, and instructors.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company is currently in the development stage of its platform and has sustained a net operating loss of $130,604 and $301,913 in 2018 and 2017, respectively.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF equity offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2018, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the state of Delaware. The Company's tax filings in the State of Delaware for 2016, 2017, and 2018 remain subject to review by that State until 2020, 2021, and 2022, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a series of convertible notes payable in exchange for $170,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 5% per annum and are payable in equal installments during 2019.

In 2018, the company issued a series of convertible notes payable in exchange for $112,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 5% per annum and are payable in throughout 2020.

The Company has outstanding debt to due related party Alex McCarthy. This debt bears no interest and has no set maturity date. Related Party Loan Payable consists of this debt. Alex McCarthy is a member of the Company's management team.

The debt may convert into equity under certain pre-defined conditions such as completion of a qualified financing event, change of company control, option of the holder, and maturity date conversion. Under these events the shares may be converted at a price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock at the time.

In early 2019, the Company issued $15,000 in convertible notes.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 21, 2018, the date that the financial statements were available to be issued.

In early 2019, the Company issued 84,259 shares of common stock.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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CheerLife
Small OPO
Social Media
Accepting International Investment

Overview Team Terms Updates Comments Share

Investor Snapshot

Company Description

CheerLife is one of the world's first apps designed specifically to be the central hub for cheer and dance, from gym-wide communication solutions to a curated positive social media environment; live leaderboards and contests gamify the global world of cheer, allowing athletes to compete with users across the world to push themselves to new skills and achievements. Our features promote educational advancement and give athletes the chance to become the strongest versions of themselves while giving gyms and teams their own branded apps with additional revenue features. With channels, training, reward-based incentives, and brand integration we are able to engage the current market and help athletes connect with elite coaches and instructors around the world. Our platform embraces young athletes and experienced coaches, encouraging them to be their own champions.

Key Hightlights

- **Signed over one hundred gym clients** and rising.
- **Brand engagement is 4x higher** than leading social platforms.
- Current brand placement with major brands.
- **User retention is 5x higher** than industry average. We have users with over 500 day streaks meaning they haven't missed a day on the app in over 1.5 years!
- Used in more than **36 countries.**
- **Partnered as affiliate members** USASF (United States All Star Federation), respected governing bodies of all-star cheerleading.

Security Type	Price Per Share	Valuation Pre-Money	# of Employees

Class A Common Stock	$0.30	$7.5M	9

Investment Bonuses

Invest $1,000+ within the first 48 Hours and receive 20% Bonus Shares
Invest $1,000+ within the first 30 Days and receive 10% Bonus Shares

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Investment Perks*

Invest $2,500+ and receive a CheerLife T shirt and an Owner Certificate (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for a year.
Invest $5,000+ and receive all lower tiers plus (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for three years in addition to a virtual meet and greet with our team at CheerLife.
Invest $10,000+ and receive all lower tiers plus (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for life in addition to a virtual meet and greet with our team at CheerLife.

**All perks occur after the offering is completed. "Applicable" refers to if you have a gym, program, or team that you would like to offer a custom app membership for. This could be for a sibling, relative, your own facility, a business, etc.*

The Problem

Connecting the World of Cheer

The current communication landscape utilized by most





gyms ignores the needs and wants of the cheer demographic. Communication in the cheer industry has relied on email, Facebook and third-party social media apps, diluting the message of the gym and fragmenting branding and revenue opportunities. It ignores the fact we live in a mobile world where people are connected through their phones in ways never seen before.

Parents, athletes and coaches have an enormous amount of information to track; from payments, schedule changes, competition alerts and fundraising through to daily communication and skills feedback, ultimately information gets lost across different communication interfaces.

Athletes and coaches are also bound by geography and limited to the opportunities available in their immediate area. Currently, there isn't a consolidated platform for them to consistently access the best educational tools on offer from leaders in our industry, stunting potential for further development.

Our Mission

At CheerLife, our mission is to redefine how we communicate as an industry and provide a fun environment for athletes to stay connected between practices, encourage each other, explore passions and build positive habits that lead to lifelong success.

The Market

The Cheer Community Continues to Grow

The competitive cheerleading market in **the US has an estimated 2k+ all-star programs with 1000s more recreational clubs.** With an estimated 3.5 million cheerleaders in the US, that provides us a large target market - in addition to the growing international market.

Cheer is approximately a $1.2 billion industry with diverse revenue streams.



These numbers show an incredible opportunity to unify and engage these athletes. The age demographic is primarily young female athletes between the ages of 12 and 20 and from middle to upper-middle class families.



Through CheerLife, we hope to further unite this demographic by engaging external brands and exposure. The demographics of cheer currently enjoys great social media success, with many top athletes having followers in the 100k range on existing social platforms like Instagram. CheerLife believes we can utilize this engagement to drive new people towards the cheer industry, and by extension, the CheerLife platform.

Through CheerLife, we have found a positive and safe industry platform that can capitalize on this market.

The Solution

Squaring the Circle in the Cheer Community

We aim to become the global, influential voice in the cheerleading industry. We envision a world where every cheerleader uses CheerLife on a daily basis. We want Cheerlife to be a fundamental tool for operational success when starting a cheer gym.



We plan to reach our target demographic through the following practices:

- Strategic partnerships (events, associations, coaches groups, etc.)
- Social media influencers
- User virality (offering prizes for sharing the app)
- Paid social media advertising
- Email campaigns

CheerLife provides a multi-pronged solution for programs to communicate and engage with their customers. We are a fun and safe place for athletes to engage with their friends, programs and brands alike.

Additionally, we have created a model that is scalable and adaptable to a multitude of sports.

Development Stage

Development Stage

CheerLife is a working product that is market ready. The app has launched with the core features to the public which has resulted in over 22,000 users on the platform. Core features included are Custom App Experiences, Group Chat, Broadcast App Notifications Channels, Training, Action Tracking, Gamified point system, Badges, Push Notifications. The app has already achieved huge milestones highlighting strong brand retention and monthly active users. Our ability to engage with brands and advertisers has shown to be a really exciting piece as we've already been able to reward users with prizes for taking positive actions as they strive to develop the basic building blocks of life. With our current platform, we have successfully integrated into the market and are looking to scale. Following our business plan, there are two new features that are being developed:

1. CheerLife Marketplace. This feature is 85% complete and will be launched in Q3 2019. The feature allows us to be the digital marketplace for all products cheer and dance - from apparel, hair/makeup, to equipment/shoes.
2. Scheduler - the second feature in development is the schedule feature, about 50% complete. This feature will be released in Q4 of 2019. This will allow coaches to manage their private lesson schedules and process payments on the 1 on 1 coaching lessons/transactions. CheerLife will charge a micro fee for processing this payment.



Communicate

With all the same functionality as current platforms, we have enhanced the communication features by added user-tags and location geo-tags. Admins are able to start group chats that auto-populate immediately through user-tags, and both admins and event producers can utilize user and geo-tags to send out one-way broadcasts to update their programs immediately with important information.



Reward

Coaches and programs can use CheerLife to reward athletes that work the hardest. Rewards can be used as incentives to build brands and offer promote customer loyalty, as well as engaging gamification techniques to push athletes to climb the leaderboards.



Increase Revenue

Diversification of revenue is an important resource for all gyms. With CheerLife Premium, programs automatically get a pro-shop channel built in to their custom app, as well as a hyper-local marketing channel aimed at engaging local business to advertise, giving both cheer programs and local businesses increased exposure to local markets.



Scheduling

Users can book and pay for private lessons and classes all within the app. Gym owners are able to track their coaches and private schedules to ensure rental fees are accurate and charged with no additional effort.

What Our Customers Are Saying



Debbie Love

Tumbling Instructor, UK

"Our industry needs an up to date app where we can get all our information at the click of a finger. In our fast paced world we need answers immediately to our cheer questions in order to efficiently coach our athletes to maximize their potential. This app will provide this type of tool for coaches, athletes and parents"



David Skaw

Owner of Thunder Elite

"Announcements, scheduling, contests = CONNECTION. There is no better way to connect than to have a specific app to bring our gym together. It will be a welcome asset to our daily workflow."



David Hanberry

IEP Cheer and Dance

"Creating a digital landscape for events to connect, support, and engage with customers is going to elevate brands around the world. What has me excited is the ability to now engage directly with the consumer, allowing event producers to elevate the event experience to a whole new level."

The Business Model

Engaging a Booming Cheer Industry

As a mobile platform, we are able to take advantage of such a large digital landscape. What we've been able to create is a multi-faceted revenue model that supports all user types while providing a solution the supports industry growth, micro influencers, brands. Listed below are the different avenues of revenue, with the opportunity for new models to be incorporated at the end of 2019.

Advertising

CheerLife will engage internal industry and external brands to give them the opportunity to reach their target audience using reward incentives and deals on the platform. Through organic use of the app, users will be exposed to ads from relevant brands through badges, podiums, channels and push notifications.

Gym Subscription

There is a monthly fee of $59 to use CheerLife and its premium features. We anticipate the number of gyms using CheerLife to continue to grow under the subscription model. CheerLife will continue to offer a free version to gyms with restricted features which still allows advertisers to reach their users.

Revenue Building Gym Subscription Option



Future Revenue Model

These features will be released in late 2019.

Scheduler

Currently, in advanced development stages, the scheduler allows gyms and their staff can use to schedule private lessons, classes, and more. CheerLife will then make a percentage off of each booking, similar to a credit card fee.

CheerLife Market Place

CheerLife has developed a marketplace where vendors are able to sell cheer products, supplements, clothing, and

Users will be charged $4 per month to utilize the gym custom app. Revenue is then split is 50/50 between CheerLife and the gym. Those who pay for these experiences through this model will receive training content for free.

Training

CheerLife provides training content that helps athletes grow, strengthen and hone their skills by giving them access to routines created by the top cheerleading trainers and coaches at a monthly fee of $4.99.

more. Users will see CheerLife as a one-stop shop for all of their needs; In turn, this will also encourage the engagement of brands through our app.

Brand Partnerships

We aim to collaborate with corporate brands and companies and integrate these brands into CheerLife Media. In addition, we also seek collaborations to provide discounts, incentives and sponsored prizes to our growing community of users. Brands will benefit from our prize and reward systems by sponsoring badges and compensating users for building positive habits and working hard.


UNIVERSAL TUTOR
This month
PUMA

We will encourage brands to market new and existing product lines and use our app to offer deals, discounts and promos. We want users see them and engage with them as they use the app in their daily life. We believe this will be both beneficial to the brands and also ti the athletes and coaches, who will be receiving discounts on some of the best products out there.

Through push notifications, we hope to keep users active and engaged. This, in turn, will help newer brands gain recognition in the growing cheer community, and also allow more established brands to continue building their user bases.

Our Traction

CheerLife is on the Rise

We have already received extremely positive feedback for our Beta application. From industry leaders to professionals, athletes and parents, we can feel the excitement around CheerLife building.



The CheerLife app's traction is already showing great potential. To date, the app has been **shared over four thousand times**, users have posted nearly **30,000 photos**, and **11,000 lessons** have been completed.

This rapid growth and momentum illustrate how deep the need for an app that streamlines all aspects of the cheer world really is. CheerLife's user-friendly interface and incentives address that need directly, and **we anticipate that our user base will grow exponentially as the adoption of the platform deepens.**



The Financials

Our Steady Growth

With our steady growth, we are confident in our ability to turn on our revenue model in Q3 of 2019. Aligning our revenue model with our continued growth/ momentum, we anticipate a very successful go-to-revenue strategy in 2019. We are extremely excited to launch multiple revenue streams to not only expand the apps market presence but to quickly drive revenue in a myriad of formats to support our pre-money valuation of the company.

We have set our pre-money valuation at 7.5M. We are confident in our ability to grow Cheerlife's business based on the 3.5 million cheerleaders in the US alone accompanied by our existing success and momentum.



The funds that we raise through this campaign will be used to expand into new regions and demographics. Additionally, we will grow our sales and marketing teams who will use their expertise to help our app in its ascension. Because of our diverse business model, we believe we will be able to expand the team and scale globally, utilizing our strategic partnerships.

The Team

An Experienced and Passionate Team of Experts

The founders and core team at CheerLife are entrepreneurs, tech and software developers and marketing leaders, as well as being choreographers, coaches and former athletes, passionate about the sport of cheer. Between them, they have numerous World Championship titles and decades of industry experience; the team understands the competitive world of the sport. They also understand the necessity for a platform that promotes health, hard work, and community building.

Our team understands the market and therefore knows what it will take to build a successful and profitable business in this field.

As a team and as a company, we are focused on innovation in a safe and secure platform that will help young athletes, parents, coaches and brands alike be the best versions of themselves.



Letter from the Founders

CheerLife in a Nutshell

Dear Investor,
We are a solution-oriented community platform in a motivational and personal culture with a relevant, aspirational and trustworthy voice. WE serve impressionable users who are unorganized and lack business know-how, have short attention spans, and struggle with communication.

CheerLife gives our clients time and an opportunity for increased revenue and brand awareness. Ours is a safe and simplified communication platform for athletes that offers rewards and discounts for users. We do this by providing a consolidated platform with exceptional customer service in addition to adhering to the USASF policy.

Join us. *Help us evolve the cheer community for the better!*



Sincerely,
The CheerLife Team



Our Team Members

January 2016

Partnership with Skylab

Partnered with Skylabs Apps to develop our $5M platform.

Late 2016

CheerLife Development

The CheerLife team started developing CheerLife from wireframes.

2017

425K RAISED

Raised Capital

Over the course of 2016-2018, we raised $425k from friends and family to build out our platform develop/research our market.

March 2017

Soft Beta Launch

Signed 15+ Geo targeted gyms to use CheerLife in their gym globally to test our product and collect feedback.

March 2018

Beta Launch

Launched our app to the public and began integration into the market with success!

January 2019

20K USERS

Official Launch Date

CheerLife amassed over 20,000 user downloads worldwide.

April 2019

Launch on StartEngine

Now you can OWN a part of CheerLife!

May 2019

Introduce Revenue Model

CheerLife will turn on features that will help make gyms more money and put CheerLife into revenue. (ANTICIPATED)

May 2020

500K Users

Targeting 500k users by May of 2020. (ANTICIPATED)

Meet Our Team



Dean Grey
CTO

Dean is the brains behind the gamification aspect of the app, which entails user engagement and connecting athletes and coaches together from across the globe. In addition to being the Founder and CEO of Skylab Apps, Mr. Grey is also the Founder and CIO of Transactive, a mobile merchant and lending application. Mr. Grey has over 20 years of experience in coaching and Gamified learning and is recognized globally as one of the leading experts in community building for lifestyle brands. In 1989, he founded the executive coaching company KMI, now Freestyle and built a network of 200,000 affiliates in 18 countries.



Jeremy Wong
Chairman

Jeremy Wong is a global entrepreneur and investor that has owned, operated and invested in more than 15 companies over the past 10 years. His experience has spanned over multiple industries including the automotive, apparel, restaurant, supplement, event production, entertainment and most notably the cheerleading & dance industry. As a 5-time World Champion, his experience led him to help build a conglomerate known as All Things Cheer & Dance in Canada that has recently merged with Varsity to provide training, events, competitions, choreography, apparel, and music production to 22 different countries and counting.



Kyle McCarthy
President

Kyle McCarthy is an identical twin brother to the CheerLife CEO, Alex McCarthy. They were born and raised in California and come from a family of 7. Kyle grew up in the Bay Area and moved to San Diego where he received a Bachelor's of Science in Construction Engineering from San Diego State University. After college, he worked full time as an engineer for a construction company. But his life didn't stop there. Simultaneously, Kyle pursued coaching multiple world championship teams. Along with his competitive cheer career, he was also featured in 'Bring It On 5 in' addition to other Hollywood productions such as video games, commercials, and movies.



Alex McCarthy
CEO

Alex McCarthy is a successful engineer, that turned the idea of connecting the cheerleading industry with an application into a reality for cheerleaders across the globe. Running the show from San Diego, California, Alex has a vast array of experience both in and out of the cheer world. He has competed at the top level as an athlete, coach, and choreographer - competing & coaching with the California All-Stars since 2007. Accompanying a very successful career in cheer, Alex can be seen in films such as Bring it On 5: Fight to the Finish and Fired Up. Outside of cheer, Alex's experience is in engineering, with a Bachelor of Science in Construction Engineering.



Angela Robbins
Sales & Marketing



Edith George
Sales and Marketing



David Hanberry
Advisor



Tannaz Kirichkow
Advisor









   

Angel Ryker	**Kali Seitzer**	**Sean Guzman**	**Debbie Love**
Business Development	Training	Training	Training

Offering Summary

Company	:	The Spirit Apps, Inc.
Corporate Address	:	10120 south eastern ave #200, Henderson, NV 89130
Offering Minimum	:	$9,999.98
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$249.60

Terms

Offering Type	:	Equity
Security Name	:	Class A Common Stock
Minimum Number of Shares Offered	:	32,258
Maximum Number of Shares Offered	:	3,451,613
Price per Share	:	$0.31
Pre-Money Valuation	:	$7,503,755.00

*Maximum subject to adjustment for bonus shares. See Bonuses below

Early Bird Investment Bonuses

Invest $1,000+ within the first 48 Hours and receive 20% Bonus Shares

Invest $1,000+ within the first 30 Days and receive 10% Bonus Shares

Perks*

Invest $2,500+ and receive a CheerLife T shirt and an Owner Certificate (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for a year.

Invest $5,000+ and receive all lower tiers plus (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for three years in addition to a virtual meet and greet with our team at CheerLife.

Invest $10,000+ and receive all lower tiers plus (if applicable) you receive a subscription to a premium CheerLife app for your program of choice for free for life in addition to a virtual meet and greet with our team at CheerLife.

*All perks occur after the offering is completed. "Applicable" refers to if you have a gym, program, or team that you would like to offer a custom app membership for. This could be for a sibling, relative, your own facility, a business, etc.

The 10% Bonus for StartEngine Shareholders

The Spirit Apps, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class A Common Stock at $0.32 / share, you will receive 1,100 Class A Common Stock shares, meaning you'll own 1,100 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Alex: The cheerleading industry today has over 3.5 million participants with thousands of gyms across the U.S. and it's vastly growing around the world. The international Olympic committee has actually approved this a provisional sport and with that, we are seeing a huge amount of momentum gearing up towards the cheerleading industry. And with that we know that communication and engagement is really at the core of that industry.

Alex: Hi, I'm Alex McCarthy.

Kyle: And I'm Kyle McCarthy. We've been in the cheer industry for as long as we can remember. You may have seen us in Bring It On 5. But we are mostly known for coaching and choreographing for the last ten years. We developed CheerLife, because we really understood what a gym owner needs. (CheerLife Objectives: Create time, increase revenue, and brand engagement fro gym owners. Create a safe and secure manner for gym owners to communicate to their athletes and parents.) We wanted to create time, increase revenue, and brand engagement with a program as well as expedite and make an easier way to communicate with your athletes and parents in a safe an secure manner. With that we are so excited to introduce our company to you...CheerLife. (Introducing CheerLife. Connecting the World of Cheer)

Jeremy: Hi, I'm Jeremy Wong and I'm a co-founder and chairman at CheerLife. What truly excites me, is that we've been able to bring technology into the sport of cheerleading through a mobile app and we have already proven this with promising statistics as a result of our initial beta testing. (Invest in CheerLife. Cheerleading's First Social Platform. CheerLife already has more downloads than 93% of all apps that have ever been released.) Did you know, we've been downloaded more times than 93% of all apps ever created. Our brand engagement is through the roof and our user engagement after 90 days is more than 5x higher than the industry average for all apps. (We Have Cracked the Code on Engagement. Higher engagement rates than Instagram and Facebook. Brand retention is 5x industry average) These stats get us so excited, as we gear up to build our platform to scale globally.

Alex: With other social media platforms, you know we've never been so connected as a community, but we've never been so, we've never felt so far removed from society. With CheerLife, what we have been able to do is create this platform that recognizes and highlights the hidden hero, so what we're doing is we're actually incentivizing athletes to put down their phones and get in the gym and go get into class, you know, give their parents a compliment. We're able to give you that same social recognition that you want on Instagram, on Facebook, on Twitter. But we are recognizing you for actually taking action and as a result we are creating these behaviors that we want to see in our next generation of leaders and we are able to do CheerLife through our community recognition platform.

Angela: Hi, I'm Angela Robbins, I'm the Chief Marketing Officer at CheerLife. I've built a career around branding, sales and marketing strategies and helping companies grow. So here with CheerLife, I'm able to help companies reach this audience, but engage and interact with them in the most unique way possible. We all know the power of influencer marketing, but inside the CheerLife app brands can engage with cheerleaders in a really unique way. By sponsoring

actions that athletes are encouraged to complete, they're are getting rewarded with prizes, giveaways, and discounts for completing those actions. Things like tumbling, stretching, staying hydrated, the more they complete these actions the more prizes, giveaways and incentives that they are getting rewarded with. It's a really interesting way for brands to interact with this audience and they are rewarding them for doing good.

Jeremy: When we developed CheerLife, our vision was to create a global, influential voice in the cheerleading space. And what we saw was a future world where every cheerleader was using CheerLife on a daily basis. So now we have a model that is scaleable, adaptable to a multitude of sports and rewards athletes, every time they take action towards being the best version of themselves they can possibly be.

Jeremy: We are so excited to introduce you to the CheerLife platform. And give back to the industry that meant so much to us. If you want to support the next generation of athletes, help gym owners grow their businesses and own a piece of one of the fastest growing sports in the world. Don't miss the chance to invest with us at CheerLife. We are happy to answer any questions you may have and share the entire CheerLife journey with all of you.

Invest in CheerLife Today. Don't Miss This Opportunity. To learn more about this product and make your investment, follow the instructions on the page below.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:05 PM 10/13/2016
FILED 05:05 PM 10/13/2016
SR 20166195873 - File Number 6065305

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
THE CHEER APPS, INC.

THE CHEER APPS, INC, a corporation organized and existing under the laws of the State of Delaware (the '"Corporation"), hereby certifies as follows:

A. The name of the Corporation is THE CHEER APPS, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on the 10th day of June, 2016.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242, 245 and 228 (by written consent of the sake stockholder of the Corporation) of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto, totaling 11 pages including this cover page.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, thereunto duly authorized, on this 12th day of October, 2016.

THE CHEER APPS, INC.
A Delaware Corporaion



By: [signature]
Dean Grey
President

ARTICLE I.

The name of this corporation is THE CHEER Apps, Inc. (hereinafter, the "Corporation").

ARTICLE II.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE III.

The registered office of the Corporation in the State of Delaware shall be 919 North Market Street, Suite 425 in the City of Wilmington, County of Newcastle, Zip Code 19801, and the name of the registered agent of the corporation in the State of Delaware at such address is InCorp Services, Inc.

ARTICLE IV.

The total number of shares of stock that the Corporation shall have authority to issue is 30,000,000, consisting of 10,000,000 shares of Class A Common Stock, $.00001 par value per share (the "Class A Common Stock"), and 20,000,000 shares of Class F Common Stock, $.00001 par value per share (the "Class F Common Stock," and together with the Class A Common Stock, the "Common Stock").

ARTICLE V.

The rights, privileges, preferences and restrictions of the Class F Common Stock and Class A Common Stock are as follows:

I.   Dividends. The holders of the Class F Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F

Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of

Class A Common Stock, as the case may he.

2.   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class F Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

3.   Voting.   Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.   Each holder of shares of Class F Common Stock shall be entitled to fifty (50) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one (i) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

4.   Amendments and Changes.   As long as any shares of Class F Common Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written   consent   as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

(A)   amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

(B)   increase or decrease the authorized number of shares of Class F Common Stock;

(C)   authorize   or   create   (by   reclassification,   merger   or otherwise) or   issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

(D)   enter into a Liquidation Event (as defined below);

(E)   increase the size of the Board of Directors;

(F)   declare or pay any dividend or other distribution to the stockholders of the Corporation; or

(G)   amend this Section 4.

For purposes hereof, a "Liquidation Event" shall mean any of the following: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or   other disposition of all or   substantially all   of the assets of the Corporation and   its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

5.   Subdivision or   Combinations.   If the Corporation in   any manner   subdivides   or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

6.   Mergers, Consolidation or Other Combination Transactions.   in the event that the Corporation shall enter into any consolidation, merger,

combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class F Common Stock and Class A Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class F Common Stock and the holders of Class A Common Stock), then the holders of shares of Class F Common Stock and the holders of shares of Class A Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class F Common Stock and Class A Common Stock differ under this Certificate of Incorporation as provided under Section 3 of this Article V.

7.   Except as expressly provided in this Article V, Class F Common Stock and Class A Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

8.   Conversion.

A.   As used in this Section 8, the following terms shall have the following meanings:

(i)   "Class F Stockholder" shall mean any individual that is issued Class F Common Stock by the Corporation.

(ii)   "Permitted Entity" shall mean, with respect to any Class F Stockholder,
any trust, account, plan, corporation, partnership, or limited liability Corporation specified in Section 8.C established by or for such Class F Stockholder, so long as such entity meets the requirements set forth in Section 8.C.

(iii)   "Transfer" shall mean, with respect to a share of Class F Common

Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

(iv) "Voting Control" shall mean, with respect to a share of Class F Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share of Class F Common Stock by proxy, voting agreement or otherwise.

B. Optional Conversion. Each share of Class F Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

C. Automatic Conversion upon Transfer. Each share of Class F Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the Transfer of such share; provided, however, that a Transfer of Class F Common Stock by a Class F Stockholder or such Class F Stockholder's Permitted Entities to another Class F Stockholder or such Class F Stockholder's Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Class F Stockholder to any of the following Permitted Entities, and from any of the following Permitted Entities back to such Class F Stockholder and/or any other Permitted Entity by or for such Class F Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Class F Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder and, provided, further, that in the event such Class F Stockholder is no longer the exclusive beneficiary of such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(ii) a trust for the benefit of persons other than the Class F Stockholder so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder, and, provided, further, that in the event the Class F Stockholder no longer has sole dispositive

power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (l) fully paid and nonassessable share of Class A Common Stock;

(iii) a trust under the terms of which such Class F Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (the "Code") and/or a reversionary interest so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust; provided, however, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class F Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held in such account, plan or trust, and provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such account, plan or trust, each share of Class F Common 'Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessabie share of Class A Common Stock;

(v) a corporation in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation; provided that in the event the Class F Stockholder no longer owns sufficient shares or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation, each share of Class F Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(vi) a partnership in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership; provided that in the event the Class F Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership, each share of Class F Common Stock then held by such partnership shall automatically convert into one (l) fully paid and nonassessable share of Class A Common Stock; or

(vii) a limited liability Corporation in which such Class F stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability Corporation, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability Corporation; provided that in the event the Class F Stockholder no longer owns sufficient membership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability Corporation, each share of Class F Common Stock then held by such limited liability Corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

D. Effect of Conversion. In the event of a conversion of shares of Class F Common Stock to shares of Class A Common Stock pursuant to this Section 8, such conversion shall be deemed to have been made at the time that the Corporations transfer agent receives the written notice required pursuant to Section 8.B or the time that the Transfer of such shares occurred, as applicable. Upon any conversion of Class F Common Stock to Class A Common Stock, all rights of the holder of such shares of Class F Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class F Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class A Common Stock into which such Class F Common Stock were convertible. Shares of Class F Common Stock that are converted into shares of Class A Common Stock as provided in this Section 8 shall he retired and shall not he reissued.

9. Adjustment in Authorized Class A Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock then outstanding) by an affirmative vote of the holders of a majority of the voting power of the Corporation.

10. Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class F Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class F Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class F Common Stock and to confirm that a conversion to Class A Common Stock has not occurred.

ARTICLE VI.

So long as any shares of Class F Common Stock remain outstanding, the holders of Class F Common Stock, voting as a separate class, shall be entitled to elect one (1) director (the "Class F Director") at each meeting or pursuant to each action by written consent of the Corporation's stockholders for the election of directors. Any additional members of the Corporation's Board of Directors shall be elected by the holders of Class F Common Stock and the holders of Class A Common Stock, Voting together as a single class (the "Mutual Directors"). The Class F Director shall have three (3) votes as a director at each meeting or each action by written consent of the Corporation's Board of Directors. The Mutual Directors shall each have one (l) vote as a director at each meeting or each action by written consent of the Corporation's Board of Directors.

ARTICLE VII.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporationis expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE VIII.

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE IX.

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.   If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Corporation shall   indemnify, to the fullest   extent   permitted   by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed   action,   suit   or   proceeding,   whether   civil,   criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, mist or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.   The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was sewing at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys'   fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X.

Except as provided in Article IX above, the Corporation reserves the right to 'amend, alter,' change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:23 PM 03/06/2017
FILED 02:23 PM 03/06/2017
SR 20171610883 - File Number 6065305

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

THE CHEER APPS, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "First" so that, as amended, said Article shall be and read as follows:

The name of the Corporation is being changed to:

THE SPIRIT APPS, INC.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of March 2017.



By: ______________________
Authorized Officer

Title: President

Name: Lorrie J. Edelblute
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